UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30610 / July 23, 2013

_____

In the Matter of	:
	:
First Trust Exchange-Traded Fund	:
First Trust Exchange-Traded Fund II	:
First Trust Exchange-Traded Fund III	:
First Trust Exchange-Traded Fund IV	:
First Trust Exchange-Traded Fund V	:
First Trust Exchange-Traded Fund VI	:
First Trust Exchange-Traded Fund VII	:
First Trust Exchange-Traded AlphaDEX® Fund	:
First Trust Exchange-Traded AlphaDEX® Fund II	:
First Trust Advisors L.P.	:
First Trust Portfolios, L.P.	:
	:
120 East Liberty Drive, Suite 400	:
Wheaton, IL 60187	:
	:
(812-14088)	:

_____:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-
Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V,
First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust
Exchange-Traded AlphaDEX® Fund, First Trust Exchange-Traded AlphaDEX® Fund II, First
Trust Advisors L.P., and First Trust Portfolios, L.P. filed an application on October 25, 2012,
and amendments to the application on April 23, 2013, and July 11, 2013, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under
sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the
Act.

The order permits: (a) certain open-end management investment companies or series thereof to
issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary
market transactions in Shares to occur at negotiated market prices; (c) certain affiliated persons
of the series to deposit securities into, and receive securities from, the series in connection with
the purchase and redemption of Creation Units; and (d) certain series to pay redemption

proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption.

On June 26, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30582). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of First Trust Exchange-Traded Fund, et al. (File No. 812-14088),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary